[Civista Letterhead]

June 6, 2018

By EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	David Gessert

Re:	Acceleration Request
Civista Bancshares, Inc.
Registration Statement on Form S-4 (the “Registration Statement”)
Registration File No. 333-224794

To Whom It May Concern:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Civista Bancshares, Inc. (the “Registrant”) hereby requests that the effectiveness of the Registration Statement be accelerated to 2:00 p.m. on June 8, 2018, or as soon thereafter as is practical.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Robert Loesch, of Tucker Ellis LLP, at (216) 696-5916.

Very truly yours,

CIVISTA BANCSHARES, INC.

By:	/s/ James E. McGookey
James. E. McGookey
General Counsel
Senior Vice President and Secretary

cc:	Robert M. Loesch, Tucker Ellis LLP
Edward G. Olifer, Esq., Kilpatrick Townsend & Stockton LLP